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                              January 17, 2023

       Frank Ingriselli
       Chief Executive Officer
       Trio Petroleum Corp.
       5401 Business Park, Suite 115
       Bakersfield, CA 93309

                                                        Re: Trio Petroleum
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed January 6,
2022
                                                            File No. 333-267380

       Dear Frank Ingriselli:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 Filed January 6,
2023

       The Offering, page 10

   1. Please revise to disclose in this section the number of (i) shares to be issued upon conversion of the
January 2022 Notes, (ii) shares issuable upon exercise of the
                                                        GenCap Warrants, (iii)
shares issuable upon exercise of the Pre-Funded Warrants, and (iv)
                                                        shares issuable upon
exercise of the December 2022 Warrants.
       Risk Factors, page 12

   2. We note that certain officers and directors of the registrant also serve as officers or directors of Trio
Petroleum LLC. Please add risk factor disclosure regarding any related risks that are
material, such as potential conflicts of interest. For example, we note that
                                                        the registrant   s
option to acquire assets owned in part by Trio Petroleum LLC pursuant to
 Frank Ingriselli
Trio Petroleum Corp.
January 17, 2023
Page 2
         the Fourth Amendment to Purchase and Sale Agreement permits the registrant to purchase such assets at a purchase price as may be mutually agreed by the registrant and Trio
         Petroleum LLC.
The amended and restated certificate of incorporation and the amended and restated bylaws provide..., page 23

3. We note your disclosure that your amended and restated certificate of incorporation and amended and restated bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative action." However, we could not locate such a provision in your amended and restated bylaws. Please revise or advise.

         In addition, we note that your amended and restated certificate of incorporation provides that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please revise your risk factor, and your related disclosure on page 67, to also address this provision.
Capitalization, page 30

4. Please expand your disclosure to include a footnote that explains how you derived the
         $2,981,545 of cash as adjusted.
5. Footnote (3) to your capitalization table indicates that the amount of common stock as adjusted includes 2,772,429 shares issued upon conversion of the January 2022 Notes, as well as 321,429 commitment shares issued resulting from the conversion. Please explain how this disclosure and the amounts presented in the "As Adjusted" column is consistent with footnote (1), which states that the number of shares of common stock on an as adjusted basis excludes these issuances. Please also revise footnote
(3) to disclose the
         assumed conversion price, clearly demonstrating how you derived the amount of common stock as adjusted and how you derived the shares to be issued upon conversion.
6. Please revise to clearly disclose how the amounts of additional paid-in capital, as adjusted and accumulated deficit, as adjusted were derived.
Dilution, page 31

7. Please disclose how you derived your net tangible book value of $5,042,681 as of October
       31, 2022 and your net tangible book value of $10,034,459 as of October 31, 2022 after
FirstName LastNameFrank Ingriselli
       giving effect to the assumed initial public offering. In addition, please disclose the
Comapany    NameTrio
       amount          Petroleumunderwriting
               of the estimated  Corp.        discounts and commissions and
estimated offering
Januaryexpenses
        17, 2023payable
                  Page 2 by you for the purpose of calculating dilution. FirstName LastName
 Frank Ingriselli
FirstName  LastNameFrank    Ingriselli
Trio Petroleum   Corp.
Comapany
January 17,NameTrio
            2023       Petroleum Corp.
January
Page 3 17, 2023 Page 3
FirstName LastName
Fourth Amendment to Purchase and Sale Agreement, page 35

8. Please revise to clarify the terms of the option granted under the Fourth Amendment to
         Purchase and Sale Agreement. For example, we note your disclosure that this is an
            exclusive    option, but also note that the agreement filed as
Exhibit 10.9 appears to
         contemplate that Trio Petroleum LLC may sell its interests in the optioned assets to other parties during the option period.
Description of Oil and Gas Property and Current Operations, page 45

9. Please correct the discrepancy in your net acreage disclosures on page 45 of 7,800 acres and 7,095 acres (i.e. 8,600 acres x 0.825 = 7,095 net acres) to reflect your current 85.75%
         WI (i.e. 8,600 acres x 0.8575 = 7,375 net acres). Include the date upon which you held this working interest, e.g. December 22, 2022 as noted on page 62.

         Also, correct the calculation of net productive wells shown as (i.e., 85.75% WI times 2 gross wells = 1.65 net productive wells) to reflect your current 85.75% WI (i.e., 85.75%
         WI times 2 gross wells = 1.715 net productive wells). Refer to Item 1208 of Regulation S-
         K.
Evaluation of Reserves and Net Revenue,, page 46

10. Tell us what consideration you have given to updating the estimates of net reserves and cash flows to your current fiscal year-end of October 31, 2022. Management, page 53

11. Please disclose the material terms of all agreements with your named executive officers and directors, and file such agreements as exhibits to your registration statement. Refer to
         Item 601(b)(10)(iii)(A) of Regulation S-K. In that regard, we note that the Fourth
         Amendment to the Purchase and Sale Agreement contemplates the effectiveness of
         employment agreements to be effective as of the company   s initial
public offering.
Certain Relationships and Related Party Transactions, page 62

12. Please provide the disclosure required by Item 404 of Regulation S-K with respect to the
         Fourth Amendment to the Purchase and Sale Agreement.
Principal Stockholders, page 63

13. Please ensure that you provide the disclosure required by Item 403 of Regulation S-
         K regarding beneficial ownership of your common stock as determined in accordance with Exchange Act Rule 13d-3. In that regard, we note that the January 2022 Notes will convert, and the Commitment Shares will be issued, at the time of the IPO, and the
         GenCap Warrants, Pre-Funded Warrants, and December 2022 Warrants will also become exercisable.
 Frank Ingriselli
Trio Petroleum Corp.
January 17, 2023
Page 4
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page
82

14. Please revise to include the following disclosures pursuant to Item 304 of Regulation S-K:

                State whether there were any disagreements with Marcum as defined in Item
              304(a)(1)(iv) of Regulation S-K and any reportable events occurred as defined in
              Item 304 (a)(1)(v) of Regulation S-K during the interim period subsequent to October
              31, 2021 and prior to the dismissal. In addition, provide an updated copy of
              Marcum   s letter filed as Exhibit 16.1 to the next amendment to
the S-1.

                State whether you have consulted with BF Borgers CPA PC regarding any of the matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K during the interim period subsequent to October 31, 2021 and prior to engaging BF Borgers
              CPA PC.
Use of Proceeds, page 129

15. We note your disclosure that the company will make the final payment of $1,032,512 due under the related party note payable with Trio LLC at the earlier of
i) the initial public
         offering or ii) March 1, 2023. We also note your disclosure that the Company agreed, retroactively commencing on May 1, 2022, to accrue a monthly consulting fee of $35,000, due and payable by the Company to Trio LLC no later than two weeks following the
         closing date of the Company   s initial public offering. If you intend
to use the proceeds of
         this offering for such purposes, please include such information in your Use of Proceeds section. Refer to Item 504 of Regulation S-K.
Exhibits

16. We note your disclosure that, in December 2022, you consummated a round of financing with a group of two investors, pursuant to which you issued 400,000 shares of your
       Common Stock, and 400,000 December 2022 Warrants to purchase your Common Stock.
       We further note that you have filed, at Exhibit 10.28, the related December 2022
FirstName LastNameFrank Ingriselli
       Subscription Agreement with one of those investors, and at Exhibit 10.29, the December
Comapany
       2022NameTrio   Petroleum
             Warrant. Please       Corp. versions of these exhibits, as well as
an executed
                              file executed
Januaryversion of any
        17, 2023  Pagerelated
                       4      subscription agreement with your second investor.
FirstName LastName
 Frank Ingriselli
FirstName  LastNameFrank    Ingriselli
Trio Petroleum   Corp.
Comapany
January 17,NameTrio
            2023       Petroleum Corp.
January
Page 5 17, 2023 Page 5
FirstName LastName
        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Robert Cohen